

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

April 14, 2008

Mr. Michael A. Cederstrom
Chief Financial Officer
TX Holdings, Inc.
1701 North Judge Ely Blvd. #6420
Abilene, Texas 79601

> **Re: TX Holdings, Inc.**
> **Form 10-KSB for Fiscal Year Ended September 30, 2007**
> **Filed December 31, 2007**
> **Form 10-KSB for Fiscal Year Ended September 30, 2006**
> **Filed March 23, 2007**
> **File No. 000-32335**

Dear Mr. Cederstrom:

    We have completed our review of your Forms 10-KSB and related amendments and have no further comments at this time.

                        Sincerely,

                        Karl Hiller
                        Branch Chief